Filed by Corporate Property Associates 12 Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to 14a-6 under the Securities Exchange Act of 1934.
Subject Company-Corporate Property Associates 12 Incorporated
Registration No.333-136031

CPA®:12 MEMBERS OF THE W. P. CAREY GROUP CPA®:14

IMPORTANT INFORMATION FOR CPA®:12 STOCKHOLDERS

Your Board of Directors Requests Your Approval of a Proposal to Merge Corporate Property Associates 12 Incorporated (CPA®:12) and Corporate Property Associates 14 Incorporated (CPA®:14)

Please Vote by November 30, 2006

This brochure must be read in conjunction with the joint proxy statement/ prospectus in order to understand fully all of the implications and risks of the offering of securities to which it relates. A copy of the joint proxy statement/ prospectus must be made available to you in connection with this offering.

Summary of the Proposal
Dear Fellow CPA®:12 Stockholders,
CPA®:12’s board of directors has approved a plan that will provide CPA®:12 stockholders with liquidity options for their investment. We believe that this plan offers CPA®:12 stockholders an excellent opportunity to realize the full appreciation of CPA®:12’s portfolio, which was appraised as of December 31, 2005 at $13.30 per share, as compared to its original offering price of $10.00 per share.
     Under this plan, CPA®:12 will merge with, and transfer its properties with lease terms greater than eight years to, CPA®:14, an affiliated non-traded REIT also managed by our advisor, W. P. Carey & Co. LLC (“W. P. Carey”). Immediately prior to the merger, CPA®:12 will sell its properties or interests in properties with lease terms of eight years or less (“the asset sale”) to W. P. Carey at their December 31, 2005 appraised value, except for certain properties that CPA®:12 has or will have sold to third parties before the merger.
     CPA®:12 stockholders of record as of the close of business on October 20, 2006, and who remain stockholders through the effective time of the merger, will receive total consideration of $13.30 per share, comprised of a $3.00 per share special cash distribution out of the proceeds of the asset sale and an additional $10.30 either in cash or in shares of CPA®:14, as elected by the stockholder. CPA®:12 stockholders who choose shares will exchange each share of CPA®:12 for 0.8692 shares of CPA®:14. Based on CPA®:14’s current distribution rate, stockholders who elect to receive CPA®:14 shares will receive an annualized yield of 9.58% on their remaining $7.00 per share of invested capital, after deducting the $3.00 special cash distr ibution from the original offering price of $10.00 per CPA®:12 share. Of course, future distributions are not guaranteed and there can be no assurance of the future returns that CPA®:12 stockholders might receive as stockholders of CPA®:14. The exchange of CPA®:12 shares for shares of CPA®:14 is intended to be non taxable. All stockholders will also receive an additional distribution of at least $0.16 per share as a result of the recent or pending sale of certain properties.
     As described in the enclosed joint proxy statement/prospectus, if holders of more than 60% of the outstanding CPA®:12 shares elect to receive cash, then an alternate form of the merger will be consummated. The alternate merger is also intended to be non-taxable to those CPA®:12 stockholders who choose common stock and taxable to those CPA®:12 stockholders who elect to receive cash.
     YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN. THE BOARD OF DIRECTORS OF CPA®:12 HAS DETERMINED THAT THE MERGER AND THE ASSET SALE TO W. P. CAREY ARE IN THE BEST INTERESTS OF OUR STOCKHOLDERS AND THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CPA®:12 STOCKHOLDERS VOTE FOR THE MERGER AND FOR THE ASSET SALE.
     The enclosed joint proxy statement/prospectus provides you with detailed information about the proposed merger and the scheduled stockholders’ meeting. You are urged to VOTE — by telephone, mail or the internet — as promptly as possible . A special meeting of CPA®:12 stockholders will be held at W. P. Carey’s corporate offices on November 30, 2006 at 10:00 a.m. ET to vote on the merger and the asset sale.
     We encourage you to read carefully the entire joint proxy statement/prospectus accompanied by this brochure as it contains important information regarding the merger and the asset sale. In particular, please review the section titled “RISK FACTORS,” beginning on page 30 of the enclosed joint proxy statement/prospectus, for a discussion of the risks associated with the merger and the asset sale. The effects of the merger will be different for CPA®:12 stockholders and CPA®:14 stockholders.
     If you need additional copies of this brochure, the enclosed joint proxy statement/

Summary of the Proposal
prospectus or our other regulatory filings, please contact our Investor Relations Department at 1-800-WP CAREY or IR@wpcarey.com. You can also download our filings for free from our website www.cpa12.com or from the Securities and Exchange Commission’s website www.sec.gov.
     We have sought to anticipate some of the questions that you may have regarding this transaction and address them in the following pages. However, if you have any additional questions regarding the enclosed joint proxy statement/prospectus or the proposed merger and the asset sale, or if you need assistance with completing the proxy card, please feel free to call Computer share Fund Services, a division of Georgeson, Inc., which has been retained to answer any questions. You can reach them at their toll-free number 1-866-712-3487.
     We thank you again for your continued confidence and support and wish you and your family the very best.
With best regards,

/s/ Wm. Polk Carey Wm. Polk Carey Chairman of the Board	/s/ Gordon F. DuGan Gordon F. DuGan Chief Executive Officer	/s/ Benjamin P. Harris Benjamin P. Harris President

Additional Information About The Proposed Merger and Asset Sale
     CPA®:14 stockholders, CPA®:12 stockholders and other investors are urged to read the joint proxy statement/ prospectus and other materials which were filed by CPA®:14 with the Securities and Exchange Commission (the “SEC”). These documents contain important information, which should be read carefully before any decision is made with respect to the proposed merger and asset sale. As these documents are filed with the SEC, they become available for free at the SEC’s website (www.sec.gov). These documents will also be available for free by accessing CPA®:14’s website (www.cpa14.com) or by accessing CPA®:12’s website (www.cpa12.com).
     CPA®:14, CPA®:12 and certain of their executive officers and members of management, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger and asset sale. Investors may obtain information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger and asset sale, including any interest they have in the proposed merger and asset sale, by reading the joint proxy statement/prospectus filed with the SEC.
     This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
M E R G E R   P R O P O S A L            2

Highlights
If the merger and the asset sale are approved, each CPA®:12 stockholder of record as of close of business on October 20, 2006 and who remains a stockholder through the effective time of the merger will receive total consideration of $13.30 per share of CPA®:12 common stock, which is comprised of:
1.	a special cash distribution of $3.00 per share, and

2.	the right to elect to receive, for each CPA®:12 share, EITHER: a. 0.8692 shares of newly issued CPA®:14 common stock (in a non-taxable exchange)
OR
b.	cash in the amount of $10.30 per share (in a taxable exchange).
Stockholders who become holders of record after the close of business on October 20, 2006 and who remain stockholders through the effective time of the merger will receive CPA®:14 common stock in the merger in addition to the $3.00 special cash distribution in the asset sale. All stockholders will also receive an additional distribution of at least $0.16 per share as a result of the recent or pending sale of certain properties.
We believe that the transaction has several positive attributes, including the following:
•	CPA®:12 will efficiently achieve the full net asset value of CPA®:12 shares.

•	CPA®:12 stockholders have the ability to control the timing of their recognition of taxable gains.
–	Those seeking liquidity may elect to receive cash in a taxable transaction.

–	Those looking to continue their investment have the opportunity to elect to receive shares in CPA®:14 in a tax-free exchange.
•	CPA®:12 stockholders will have the option to continue to own shares of a larger W. P. Carey managed entity, which among other things could provide the combined company with greater cash flow stability due to a larger, more diversified portfolio.

•	Post-merger CPA®:14, which is similar in its investment objectives to CPA®:12, will increase its total real estate asset value, which may result in a corresponding increase in its revenue and cash flow.
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Positive Factors and Negative Factors
CPA®:12’s board of directors considered a number of positive and negative factors when evaluating the proposed merger and asset sale, including the following:
Positive Factors:
•	Collectively, the merger and the asset sale fulfill CPA®:12’s initial intention to provide liquidity to its stockholders beginning eight to twelve years after substantially investing the proceeds of its initial offering.
•	The merger transaction, with an uncapped stock election, will provide an opportunity for CPA®:12’s stockholders who receive CPA®:14 stock in the merger to share in any future stock price appreciation of CPA®:14.
•	CPA®:12 stockholders who elect to receive CPA®:14 common stock should be able to do so on a non-taxable basis.
•	The merger will allow CPA®:12’s stockholders to own shares of a larger W. P. Carey managed entity, which among other things could provide the combined company with greater cash flow stability due to a larger, more diversified portfolio.
•	The probability of completing the asset sale and merger transactions with W. P. Carey and CPA®:14, respectively, and the lower transaction costs, may be beneficial as compared to a sale of CPA®:12’s entire portfolio to unrelated third parties, which may involve difficulties and higher costs.
Negative Factors:
•	The merger agreement limits CPA®:12’s ability to pursue alternatives to the merger.
•	CPA®:12 stockholders who elect to receive cash in the merger will be subject to tax on the proceeds.
•	CPA®:12 stockholders will not be able to continue to own equity securities of CPA®:12.
•	The failure to obtain stockholder approval for one transaction would preclude CPA®:12 from completing either transaction.
•	The exchange ratio is fixed and is based in part on real estate appraisals as of December 31, 2005. Accordingly, subsequently adverse changes in CPA®:14 could alter its value but would not result in an adjustment of the exchange ratio.
•	There will be expenses to be incurred in connection with pursuing the merger and the asset sale, including fees payable to the advisor of CPA®:12.

M E R G E R   P R O P O S A L                                                                                 4

Tax Consequences of the Merger
Asset Sale and Special Cash Distribution:
The $3.00 per share special cash distribution may be treated as a “capital gain dividend” to the extent of CPA®:12’s net capital gain for the taxable year of the merger. To the extent that the distribution is designated as a capital gain dividend, the distribution will be taxable to you as a long-term capital gain, regardless of your actual holding period of your CPA®:12 shares.
Merger with CPA®:14:
Stockholders may elect to receive either cash or shares of CPA®:14 in exchange for their shares of CPA®:12. The merger will have the following U.S. federal income tax consequences to CPA®:12 stockholders:
•	Receipt Of Cash
—	If you receive cash in the merger, you will recognize gain or loss in an amount equal to the difference between the cash you receive and your adjusted tax basis in your CPA®:12 shares. The gain or loss will be taxable as a capital gain or loss and will be long-term capital gain or loss if your holding period in your CPA®:12 shares is more than one year.

—	However, if your holding period in your CPA®:12 shares is six months or less, any loss you recognize will be a long-term capital loss to the extent of any CPA®:12 capital gain dividends that you have treated as long-term capital gain, including any long-term capital gain resulting from the CPA®:12 asset sale and the special cash distribution.
•	Receipt Of CPA®:14 Shares
—	If you receive shares of CPA®:14 in the merger, you will not recognize gain or loss for U.S. federal income tax purposes. Your aggregate tax basis in the CPA®:14 shares you receive will be equal to your aggregate tax basis in the CPA®:12 shares exchanged therefore. Your holding period in your CPA®:14 shares will include your holding period in your CPA®:12 shares exchanged therefore.
In the event the Alternate Merger is consummated, the U.S. federal income tax consequences of the Alternate Merger to CPA®:12 stockholders should be the same as described above. For a more complete summary of the material U.S. federal income tax consequences relating to the transaction, please refer to the “Material U.S. Federal Income Tax Considerations” section found on page 100 of the joint proxy statement/prospectus.
     For tax advice or more technical questions about how tax laws apply to you, please consult your tax adviser.
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Questions and Answers
The following questions and answers briefly address some commonly asked questions about the special meeting of CPA®:12 stockholders, the merger and the asset sale. As they may not include all the information that is important to you, CPA®:12 urges you to carefully read the entire joint proxy statement/prospectus, including the annexes and other documents to which it has referred you.
Q Why am I receiving these materials?
A CPA®:12 and CPA®:14 have entered into a merger agreement pursuant to which CPA®:12 will merge with and into CPA®:14, with CPA®:14 being the surviving company. For the merger and the asset sale to occur:
1.	the stockholders of CPA®:14 must approve the merger, and

2.	the stockholders of CPA®:12 must approve both the merger and the asset sale.
     The directors of CPA®:12 are sending you these materials to help you decide whether to vote for the merger and the asset sale.
Q When do you expect to complete the merger?
A The approval of CPA®:12 stockholders and CPA®:14 stockholders must first be obtained at their respective special meetings in order to complete the merger and the asset sale. CPA®:12 hopes to complete the merger and the asset sale in the fourth quarter of 2006; however, it cannot assure you as to when, or if, the merger or the asset sale will occur.
Q How do I vote?
A After you have read the joint proxy statement/ prospectus carefully, please:
— indicate on the enclosed proxy card how you want to vote, or
— authorize your proxy by telephone or on the internet.
If you vote FOR the merger proposal, you must indicate:
— whether you would like to receive shares of CPA®:14 stock or
— cash in exchange for your shares of CPA®:12 common stock in the merger.
     Sign and mail the proxy card in the enclosed prepaid return envelope as soon as possible, or follow the instructions on the enclosed proxy for authorizing your proxy by telephone or on the internet.
     The board of directors of CPA®:12 suggests that you return a proxy indicating your vote now even if you plan to attend the special meeting and vote in person.
     If you vote but do not indicate a preference to receive common stock or cash, you will receive common stock if the merger is approved.
Q If a CPA ® :12 stockholder elects to receive shares of CPA ® :14, what will be the ongoing rate of return on his or her original investment?
A Based on CPA®:14’s current annualized distribution rate, each CPA®:12 stockholder will receive $0.6707 in distributions on the 0.8692 shares of CPA®:14 received in exchange for each CPA®:12 share. This represents an annual rate of return of 9.58% on a CPA®:12 stockholder’s remaining $7.00 of invested capital per share (i.e., the original investment of $10.00 less the $3.00 per share special cash distribution). Future distributions are not guaranteed, however, and there can be no assurance of the future returns that CPA®:12 stockholders might receive as stockholders of CPA®:14.
Q What if I want to change my vote?
A You may change your vote in three ways:
— Deliver a written notice to the corporate secretary of CPA®:12 prior to the special meeting stating that you would like to revoke your proxy;
— Sign a later-dated proxy card and delivering it to the corporate secretary of CPA®:12 prior to the special meeting; or
— Attend the special meeting and voting in person; however, your attendance alone will not revoke your proxy or change your vote.
Q Who can help answer my questions?
A If you have more questions about the merger and the CPA®:12 asset sale, or would like additional copies of the enclosed joint proxy statement/prospectus, you can contact the proxy solicitor hired by CPA®:12:
Computershare Fund Services
A Division of Georgeson, Inc.
280 Oser Avenue, Hauppauge, NY 11788
Telephone: 1-866-712-3487
You can also contact:
Corporate Property Associates 12 Incorporated
Investor Relations Department
50 Rockefeller Plaza, New York, NY 10020
Telephone: 1-800-WP CAREY
Facsimile: 1-212-492-8922

M E R G E R   P R O P O S A L                                                                                 6

Vote **YES** For the Merger and **YES** For the Asset Sale

THE MERGER AND THE ASSET SALE ARE CONDITIONED ON EACH OTHER AND, THEREFORE, BOTH PROPOSALS MUST BE APPROVED IN ORDER FOR THE MERGER AND THE ASSET SALE TO BE COMPLETED.

How to Vote

TELEPHONE

Call toll-free 1-866-241-6192, 24 hours a day, seven days a week.

There is no charge for this call; please have your proxy card in hand.

INTERNET

1. Go to https://vote.proxy-direct.com
2. *Please have your proxy card available.*
3. Follow the simple instructions.

MAIL

Please vote, sign and date the accompanying proxy card and return it in the enclosed postage paid return envelope.

If you sign and return the proxy card without indicating your choices, you will have been deemed to have voted in favor of the merger.

If you have any questions or need assistance in completing your proxy card, please call Computershare Fund Services, a division of Georgeson, Inc., which has been retained to answer your questions. You can reach them at their toll-free number: 1-866-712-3487

• YOUR VOTE IS IMPORTANT **• PLEASE ACT PROMPTLY**

W. P. CAREY

CPA®:12

CORPORATE PROPERTY ASSOCIATES 12
50 ROCKEFELLER PLAZA, NEW YORK, NY 10020
1-800-WP CAREY • CPA12@WPCAREY.COM
WWW.CPA12.COM